Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187175

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share	9,169,640(1)	$27.00	$247,580,280	$33,769.95

(1)	For purposes of calculating the registration fee, we assume that the underwriter will exercise the full amount of its option to purchase 1,196,040 shares of our common stock.
(2)	Pursuant to Rule 415(a)(6) under the Securities Act of 1933, the registrant has previously paid the registration fees for $58,750,000 of unsold securities previously registered on Emeritus’ Registration Statement on Form S-3 (Registration No. 333-167448) (the “Prior Registration Statement”), which, in turn, included $149,675,200 of unsold securities previously registered on Emeritus’ Registration Statement on Form S-3 (Registration No. 333-141801). In connection with the registration of such unsold securities on the Prior Registration Statement, the filing fees paid in connection with such unsold securities on the Prior Registration Statement will continue to be applied to such unsold securities included in this Registration Statement. Accordingly, the amount of the registration fee has been calculated based on the proposed maximum offering price of the additional $188,830,280 of securities registered on this Registration Statement. Pursuant to Rule 415(a)(6) under the Securities Act, the offering of the unsold securities registered under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.

PROSPECTUS SUPPLEMENT

(To prospectus dated March 11, 2013)

7,973,600 Shares

Emeritus Corporation

Common Stock

The selling shareholders identified in this prospectus supplement are offering 7,973,600 shares to be sold in the offering. Emeritus Corporation will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

The common stock is listed on the New York Stock Exchange under the symbol “ESC”. The last reported sale price of the common stock on March 12, 2013 was $27.54 per share.

See “Risk Factors” on page S-14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$27.00	$215,287,200
Underwriting discount	$0.81	$6,458,616
Proceeds, before expenses, to the selling shareholders	$26.19	$208,828,584

To the extent that the underwriter sells more than 7,973,600 shares of common stock, the underwriter has the option to purchase up to an additional 1,196,040 shares from Emeritus at the initial price to public less the underwriting discount.

The underwriter expects to deliver the shares against payment in New York, New York on March 18, 2013.

Goldman, Sachs & Co.

Prospectus Supplement dated March 12, 2013.

S-i

You should read this document together with additional information described in this prospectus supplement under the heading “Where You Can Find More Information.” You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and, if applicable, any free writing prospectus we may provide you with in connection with this offering. We have not, and the underwriter and the selling shareholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide you with in connection with this offering and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. The shelf registration statement covering the shares offered by the selling shareholders was filed and became effective on March 11, 2013. This document is comprised of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control.

Unless the context otherwise requires, the terms the “Company,” “we,” “us,” “our,” or similar terms and “Emeritus” refer to Emeritus Corporation, together with its consolidated subsidiaries.

This document may only be used where it is legal to sell the shares of common stock. Certain jurisdictions may restrict the distribution of this document and the offering of the shares of common stock. We require persons receiving this document to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of the shares of common stock or the distribution of these documents in any jurisdiction that requires such action.

MARKET AND INDUSTRY DATA

Throughout this prospectus supplement and the accompanying prospectus, we rely on and refer to information and statistics regarding the senior and assisted living industry. We obtained this information and these statistics from various third-party sources, discussions with state regulators, and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will,” or the negative of those terms, or comparable terminology.

Any or all of our forward-looking statements in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein are subject to various risks and uncertainties and may turn out to be inaccurate. Please carefully review the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and the section entitled “Risk Factors” beginning on page S-13 of this prospectus supplement and beginning on page 2 of the accompanying prospectus for important factors that could cause our actual results to differ materially from the forward-looking statements included in this prospectus supplement and the accompanying prospectus and presented elsewhere by our management from time to time. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before investing in our common stock. You should carefully review this summary together with the more detailed information and financial statements and notes thereto contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. To fully understand this offering, you should read all of these documents.

Overview

We are one of the largest and fastest-growing operators of senior living communities in the United States. We own and operate a portfolio of high-quality, purpose-built communities providing resident services including independent living, assisted living, specialized Alzheimer’s/dementia (“memory care”), and, to a lesser extent, skilled nursing care. In November 2012, we added home healthcare to our service offerings, through our acquisition of Florida-based Nurse on Call, Inc. (“NOC”). Emeritus is comprised of three operating segments and reporting units, which are: (i) ancillary services, including NOC; (ii) the 129 communities leased from HCP, Inc. (“HCP”) (as described in further detail below); and (iii) the legacy Emeritus communities. However, for 2012 financial reporting purposes, Emeritus is comprised of one reporting segment, which is assisted living and related services, because NOC’s revenues, net income, and total assets are less than 10% of those of Emeritus, and the 129 senior living communities leased from HCP meet applicable aggregation criteria and are therefore combined.

We strive to provide a wide variety of supportive living services in a professionally staffed environment that enables seniors to live with dignity and independence. Our holistic approach enhances every aspect of our residents’ lives by assisting them with life enrichment activities, including transportation, socialization and education, housing and 24-hour personal support services, such as medication management, bathing, dressing, personal hygiene and grooming. The average age of our residents is 84.

As of December 31, 2012, we operated 483 senior living communities in 45 states. The communities consisted of approximately 43,000 residential rooms or suites (collectively, “units”) with capacity for approximately 50,100 residents. Our “Consolidated Portfolio” consists of owned and leased communities and our “Operated Portfolio” consists of our Consolidated Portfolio and the communities we manage for others. As of December 31, 2012, our Operated Portfolio consisted of the following:

				Units by Type of Service
	Communities	Units (a)	Capacity (b)	AL (c)	MC (d)	IL (e)	SN (f)	Other (g)
Owned	192	16,157	19,667	11,609	3,013	1,093	208	234
Leased	269	24,831	28,054	16,801	3,615	3,137	961	317

Consolidated Portfolio	461	40,988	47,721	28,410	6,628	4,230	1,169	551
Managed	13	1,357	1,514	797	199	246	—	115
Managed—Joint Ventures	9	687	853	439	101	135	—	12

Operated Portfolio	483	43,032	50,088	29,646	6,928	4,611	1,169	678

(a)	Designed capacity units whether or not in use as a residential room or suite
(b)	Maximum number of residents
(c)	Assisted living
(d)	Memory care
(e)	Independent living
(f)	Skilled nursing beds
(g)	Units taken out of service

During 2012, we generated approximately 86.1% of our Consolidated Portfolio revenues from private payor sources, which limits our exposure to government reimbursement risk.

Our Consolidated Portfolio consists of high quality communities that offer a significant number of amenities to our residents and allows us to operate efficiently. To be competitive in all markets, we have significantly upgraded many of our older communities to enhance their appearance and functionality, making improvements to kitchens, emergency call systems, dining, lounge and recreation areas, landscaping, and electronic systems, including internet access and data transmission.

Our Operated Portfolio includes 298 communities that offer memory care services with approximately 6,900 units in a mix of both free-standing communities and as an attached wing of our senior living communities. Dementia is a loss of or decline in memory and other cognitive abilities. Alzheimer’s disease is the most common type of dementia, accounting for 60 to 80 percent of cases and is a disease that is growing significantly in aging populations. Memory care residents typically have declines in certain mental functions that prevent them from performing activities of daily living, such as dressing and feeding themselves.

In November 2012, we entered the home healthcare business with our purchase of NOC. NOC is the largest Medicare-licensed home health agency in Florida. The NOC acquisition provides us with a large platform for expanding home health services into our existing senior living communities.

We focus on providing service of the highest quality and value to our residents. We also focus on maximizing our revenues, operating income, and cash flows through a combination of continuing initiatives:

•	increase occupancy;

•	optimize revenue per unit;

•	increase capacity and service offerings via selective acquisitions and expansions of existing communities;

•	expand our memory care offerings to meet growing demand through expansions and conversions of existing communities and further acquisition of existing dementia care communities;

•

establish and maintain quality assurance and risk management programs to maintain customer satisfaction and to reduce the cost of workers’ compensation and professional and general liability insurance; and

•	increase cost efficiencies through higher occupancy rates and greater economies of scale.

As we have executed these growth initiatives, we have consistently improved our revenues. Our Consolidated Portfolio occupancy has remained very stable through an extremely challenging economic period, demonstrating the needs-driven nature of our business. During 2012, our initiatives produced the following results, which include the impacts of acquisitions:

•	Total consolidated operating revenues increased by approximately $95.5 million, or 6.5%, in 2012 to $1.57 billion;

•	Average monthly revenue per occupied unit in our Consolidated Portfolio increased by 1.6% to $4,127 for 2012 compared to 2011;

•	Cash generated by operating activities increased by $42.5 million, or 57.3%, in 2012 to $116.6 million; and

•	The number of communities in our Consolidated Portfolio increased by a net of 133 communities during 2012, which increased our consolidated unit count by approximately 11,083 units.

Our Industry

The senior living industry offers various types of settings across a continuum of care for the senior population. Our primary area of focus is assisted living, which provides a cost-effective and life-enriching alternative for seniors as compared to other settings such as skilled nursing or home healthcare. We are one of a limited number of national operators of assisted living communities with a proven record of acquisition and development success across diverse geographic markets. The assisted living industry is highly fragmented and characterized by numerous local and regional operators. We believe the industry will be the focus of increased acquisition activity in the years ahead and, as a result of our extensive acquisition experience, we are well-positioned to take advantage of consolidation opportunities.

We believe that the assisted living and memory care industry is the preferred residential alternative for seniors who cannot live independently due to physical or cognitive frailties but who do not require the more intensive medical attention provided by a skilled nursing facility.

Assisted living provides housing and 24-hour personal support services designed to assist seniors with the activities of daily living, which include bathing, eating, personal hygiene, grooming, medication reminders, ambulating, and dressing. Certain of our assisted living communities offer higher levels of personal assistance for residents with Alzheimer’s disease or other forms of dementia, in addition to our free-standing memory care communities.

We believe that our assisted living business, because it is needs-driven, has been relatively resistant to economic downturns and will continue to benefit from other trends and factors in the industry including growing consumer awareness of the types of services we provide and the increase in the number of seniors looking for care outside of their homes. Other trends and factors include:

Consumer Preference. We believe that assisted living is preferred by prospective residents as well as their families, who are often the decision makers for seniors. Assisted living is a cost-effective alternative to other types of care, offering seniors greater independence while enabling them to reside in a more residential environment.

Cost-Effectiveness. Assisted living services generally cost considerably less than skilled nursing services located in the same region. We believe that the cost of assisted living services compares favorably with home healthcare, particularly when costs associated with housing, meals, and personal care assistance are taken into account. According to the 2012 MetLife Market Survey of Nursing Home, Assisted Living, Adult Day Services, and Home Care Costs published in November 2012, the national annual average cost of a year in a skilled nursing facility in 2012 was $90,520 for a private room and $81,030 for a semi-private room compared to an annual average cost of $42,600 in an assisted living community.

Demographics. Demographic trends are expected to increase the demand for the assisted living and memory care services in which we specialize. The target market for our services is persons 75 years and older, which represents one of the fastest growing segments of the population in the United States. The latest data from the United States Census Bureau predicts that the population in the United States will change in the next 18 years as follows:

Age over:	2012	2030	▲	% ▲
65	43.2 million	72.8 million	29.6 million	68.5%
75	19.2 million	34.2 million	15.0 million	78.1%
85	5.9 million	8.9 million	3.0 million	50.8%

The U.S. Census Bureau’s prediction for the next 38 years is as follows:

Age over:	2012	2050	▲	% ▲
65	43.2 million	83.7 million	40.5 million	93.8%
75	19.2 million	46.2 million	27.0 million	140.6%
85	5.9 million	18.0 million	12.1 million	205.1%

According to the 2012 Alzheimer’s Disease Facts and Figures report issued by the Alzheimer’s Association, an estimated 5.4 million Americans have Alzheimer’s disease, including approximately one in every eight Americans over age 65. In 2013, nearly a half million Americans will develop Alzheimer’s disease, and by 2050 that number will double to nearly one million per year. In 2011, the first baby boomers turned 65, and by 2029, all baby boomers will be at least 65 years old. Absent breakthroughs in medical research, we believe the need for Alzheimer’s and dementia care will continue to increase in the future because of the steady growth in the senior population.

Changing Family Dynamics. The geographical separation of senior family members from their adult children correlates with the geographic mobility of the U.S. population. As a result, many families that may have provided care to senior family members in their homes are now unable to do so. We believe that the number of seniors and their families who are able to afford high quality senior residential services, such as those we offer, has increased, despite recent weakness in the economy. While the economic downturn since 2008 may have had some impact on the financial resources of seniors and their families, we have not experienced any significant occupancy declines.

Supply/Demand Imbalance. While the senior population continues to grow significantly, the supply of assisted living units is not growing at a similarly rapid rate. We believe that high construction costs, limited availability of credit, and the cost of liability insurance for smaller operators have constrained the growth in the supply of assisted living facilities. New construction continued to be minimal throughout 2012. We believe that growth in the senior population, increased affluence of this generation of senior citizens, baby boomers beginning to reach age 65 in 2011, and the decreasing role of the family in providing direct senior care has led and will continue to lead to supply and demand imbalances.

Competitive Strengths

We believe that the following competitive strengths position us to capitalize on the favorable trends occurring within the healthcare industry and senior living markets:

Quality Care and Value. We focus on providing service of the highest quality and value to our residents.

Proven Consolidator in Fragmented Industry. The assisted living industry is highly fragmented with significant opportunities for consolidation. As of January 1, 2012, the top ten operators in the industry controlled just one-third of the estimated investment grade assisted living units.

In the last five years, we have increased our Consolidated and Operated Portfolios as follows:

	December 31, 2012		December 31, 2007		▲ in Community Count
	Community Count	Unit Count	Community Count	Unit Count
Owned	192	16,157	103	8,819	89
Leased	269	24,831	145	13,000	124

Consolidated Portfolio	461	40,988	248	21,819	213
Managed	13	1,357	10	1,184	3
Managed—Joint Ventures	9	687	23	1,737	(14)

Operated Portfolio	483	43,032	281	24,740	202

Significant Scale with Broad Geographic Footprint. We are the largest operator of assisted living and memory care communities in the United States in terms of resident capacity, operating in 45 states. The scope and scale of our operations and the services we offer enable us to provide our residents with a comprehensive range of healthcare and related services in a cost-effective manner not available to smaller operators. Additionally, we believe our geographic diversification makes us less vulnerable to adverse economic developments and industry factors, such as overbuilding, employment, and regulatory and competitive conditions that may affect a particular region.

Scalable Oversight Systems and Information Technology Infrastructure. Our advanced oversight systems and information technology infrastructure further provides operational efficiencies, and the scalability of such systems and infrastructure facilitates further expansion.

Purpose-Built High-Quality Communities with Substantial Ownership. We have increased the number of communities that we own from 103 as of December 31, 2007 to 192 as of December 31, 2012, primarily through the acquisition of communities we formerly operated under long-term leases or management contracts.

Experienced Multidisciplinary Management with Industry Relationships. Our 14 senior management team members collectively have over 275 years of management experience in the healthcare industry, ranging from independent living to skilled nursing care facilities.

Successful Joint Venture Relationships. Our acquisitions of communities through joint ventures provide current cash flow as well as pathways to ownership of the communities. In 2006, we entered into a joint venture with an affiliate of Blackstone Real Estate Advisors (“Blackstone”), which we refer to as the “Blackstone JV.” The Blackstone JV owned 24 communities, which Emeritus managed for a fee. In addition to earning management fees, we recovered our original investment through cash equity distributions. Under the terms of the joint venture agreement, we were entitled to distributions over the life of the joint venture in excess of our 19.0% ownership percentage based upon specified performance criteria (the “Promote Incentive”). In June 2011, we purchased Blackstone’s 81.0% equity interest in the Blackstone JV and added these communities to our Consolidated Portfolio. We earned a Promote Incentive of $26.6 million at the time of the purchase, which was applied to the purchase price of our acquisition of Blackstone’s equity interest.

In 2010, we entered into a second joint venture (the “Sunwest JV”) with an affiliate of Blackstone, as well as Columbia Pacific, an entity controlled by Daniel R. Baty, a founder of Emeritus and our Chairman, and former investors in the properties. The Sunwest JV purchased 144 communities in 2010, of which 139 were included in our Operated Portfolio and we managed for a fee. We contributed $21.0 million for our 6.0% ownership interest in the joint venture. Similar to the Blackstone JV, the agreement with the Sunwest JV provided Emeritus with the opportunity to earn a promote incentive. In the fourth quarter of 2012, we entered into agreements with the Sunwest JV and HCP, whereby HCP agreed to purchase 133 communities from the Sunwest JV and simultaneously lease them to Emeritus (the “HCP Transaction”). As of December 31, 2012, HCP had completed the purchase of 129 of these communities, which are now included in our Consolidated Portfolio. When final distributions are made to the members of the Sunwest JV, and assuming the release in full of all funds held in escrow as part of the HCP Transaction, we expect to have received total cash in the amount of approximately $140.0 million, comprised of approximately $45.0 million for our equity interest in the Sunwest JV and a promote incentive payment of approximately $95.0 million based on the final rate of return to the Sunwest JV’s investors. As of December 31, 2012, Emeritus had received cash distributions of $89.7 million from the Sunwest JV.

Our Business Strategy

Our business strategies include the following:

Continued Focus on Improving Customer Satisfaction. Our approach to care and our commitment and ability to address all of our residents’ needs, ranging from their physical health to their social well-being, have helped drive operating improvements in our business. We believe that this “holistic approach” enriches the quality of life and care for our residents. By providing alternatives like non-related companion living, diabetes management, unique memory care programs, and other flexible programming designed to meet the needs of the individual in our communities, we increase customer satisfaction and thereby increase occupancy and enhance revenue. We believe that our ongoing focus on customer satisfaction, rates, and occupancy will generate the incremental growth in margins we are striving to achieve.

In the first quarter of 2013, we initiated Family Connects, a program we believe will facilitate a high level of customer service. This program connects our communities with our residents’ families through regular communication by telephone, and will assist us in determining customer satisfaction.

In 2013, we are also implementing a centralized call center to improve new lead inquiry service and follow-up, thereby increasing conversions of inquiries into community tours and ultimately move-ins. We believe that the call center will result in improved inquiry handling and provide us with more control over the message delivered to prospective residents and their families.

Focus on Appeal to the Middle Market. The market segment most attractive to us is middle to upper-middle income seniors aged 75 and older who live in smaller cities and suburbs. We believe that this segment of the senior community is relatively large and geographically broad and is generally composed of seniors who are financially capable of purchasing our services.

Expand Memory Care Markets. The demand for memory care services continues to grow. As of December 31, 2012, we operated approximately 6,600 units in our Consolidated Portfolio (with an additional 300 in our Operated Portfolio) that offer this type of care in a mix of both free-standing communities and as part of our standard assisted living communities. The dementia care wings within many of our assisted living communities enable us to retain residents who may require dementia care services in the future, and who would otherwise be required to move to an alternative care setting. Where appropriate, memory care residents and/or their families may choose to share “companion living” apartments for therapeutic reasons as well as to provide a lower cost alternative for those residents.

We will continue to explore new and existing markets where there is a significant demand for memory care services, including the addition of memory care units to existing communities. We believe our memory care programs, such as our signature Join Their Journey® and Brain Health Lifestyle® programs, are unique and appeal to this market segment. For example, our Join Their Journey® program focuses on care that creates a familiar environment with individualized service and care plans to enhance the residents’ overall quality of life.

In 2010, we appointed nationally recognized neuropsychologist Dr. Paul Nussbaum as Director of Brain Health as part of our commitment to improving brain health in our residents, their families and our employees.

Selective Acquisitions and Developments. We will continue to pursue strategic opportunities to purchase, lease, or manage communities that will allow us to increase our capacity and improve our operating efficiencies, with a particular focus on acquiring local and regional operators of assisted living communities. In addition, we will selectively evaluate development opportunities, including adding units to existing communities and converting units to a higher service offering, in strong markets where our existing occupancy is high and rates are favorable.

Expand Our Ancillary Services. We plan to increase the scope of the ancillary services we offer to our residents, including rehabilitation services. While a majority of our communities currently offer rehabilitation services, these services are primarily outsourced to third-party providers. Entering the rehabilitation services market as a provider allows us to expand the rehabilitation services that we provide directly to our residents, resulting in increased revenues from these services, and potentially enable our residents to stay in our community homes longer. In October 2011, we acquired a 51.0% stake in a company that sells durable medical equipment and personal care supplies and in November 2012, we acquired NOC, our home health services provider. NOC will initially offer its services to residents in our existing Florida communities and we plan to expand such services to other states in which we have a high concentration of communities. Home health services allow us to address a broader range of residents’ overall care needs and realize revenues for these services that are currently being provided by third parties.

Develop Post-Acute Care Business. Various healthcare reform provisions became law upon enactment of the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act, both enacted in 2010 (collectively, the “ACA”). The ACA significantly impacts Medicare reimbursement to hospitals because it expands the scope of accountability from hospital-based care to a continuum of care that includes pre-acute, inpatient acute, and post-acute care. The ACA transitions the Medicare provider payment system from pay-per-service to pay-per-episode, or “bundled” payments, making hospitals, physicians, and post-acute providers collectively responsible for the cost and quality of entire episodes of care. Beginning in October 2012, hospitals are penalized for 30-day readmissions related to certain conditions. We believe that this will result in increased demand for post-acute transitional care.

We believe that we are well positioned to be a leader in the post-acute transitional care continuum, due to our national footprint and provisions for all levels of post-acute care, and believe that this will result in increased occupancy and revenue. Currently, we are focusing on transitional care awareness, building hospital partnerships and program development. We have entered into pilot partnerships focused on the delivery of hospital medical and related services and the provision of on-site physician services to our residents.

Recent Developments

On March 8, 2013, a Sacramento County Superior Court jury returned a verdict against Emeritus in a professional liability case involving a community that we self-insure. The jury awarded $4.1 million in compensatory damages, which was reduced to $500,000 by operation of law, and $23.0 million in punitive damages. Post-trial motions will be set to determine entitlement to and the amount of attorneys’ fees, and the legality and appropriate amount of the punitive damages award. Upon entry of a final order, Emeritus intends to appeal the rulings and judgment of the court.

Additional Information

We are incorporated in the State of Washington. Our principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, and our telephone number is (206) 298-2909. Our website is

http://www.emeritus.com. The information contained on our website does not constitute part of this prospectus supplement and the accompanying prospectus and should not be relied upon in connection with making an investment in our securities.

THE OFFERING

For a description of our common stock, see “Description of Capital Stock—Common Stock” in the accompanying prospectus.

Common stock offered by us	We are not selling any shares of our common stock in this offering, other than pursuant to the option described below.

Common stock offered by the selling shareholders	7,973,600 shares of our common stock, including shares to be issued in connection with the exercise of options by certain of the selling shareholders.

Shares outstanding after this offering	45,992,666 shares of our common stock, or 47,188,706 if the underwriter’s option is exercised in full.[1]

Underwriter’s option	To the extent that the underwriter sells more than 8,914,164 shares of our common stock, the underwriter has the option to purchase up to an additional 1,196,040 shares from us at the initial price to the public less the underwriting discount.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. The selling shareholders will receive all the net proceeds from the sale of shares of our common stock offered by them pursuant to this prospectus supplement (other than the exercise price of any options exercised in connection with the offering.)

To the extent the underwriter’s option is exercised in full, we estimate that our net proceeds from the sale of such additional shares will be approximately $30.8 million, after deducting estimated offering expenses payable by us, which will be used for general corporate purposes.

Risk factors	See “Risk Factors” beginning on page S-13 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	ESC

Conflicts of interest	Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., has made loans to B.F., Limited Partnership, a selling shareholder in this offering, in an aggregate amount of $25 million. Interest on these loans accrues at market rates. The 3,651,920 shares of Emeritus common stock held by B.F., Limited Partnership are pledged as collateral for the loan, 700,000 of which will be released from the pledge and sold in the offering described in this prospectus supplement. B.F., Limited Partnership is controlled by Daniel R. Baty, Emeritus’ chairman, and his sons. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with these loans. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co. Goldman, Sachs & Co. is a member of FINRA and an underwriter in this offering. Because at least five percent of the net proceeds of this offering, not including underwriting compensation, will be paid to an affiliate of Goldman, Sachs & Co. by one of the selling shareholders as repayment of this outstanding loan, Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of FINRA. This offering will be conducted pursuant to all provisions of Rule 5121. Goldman, Sachs & Co. will not confirm sales to accounts over which it exercises discretionary authority without the prior written consent of the accountholder. A Qualified Independent Underwriter is not required for this offering because the securities being offered have a bona fide public market pursuant to Rule 5121(a)(1)(B).

[1]

The number of shares of our common stock to be outstanding after this offering as shown above is based on 45,992,666 shares of our common stock outstanding as of March 4, 2013 and does not include 4,158,040 shares of common stock issuable upon the exercise of options outstanding as of March 4, 2012 under our equity incentive plans (after giving effect to 77,500 shares of common stock to be issued upon the exercise of options by a selling shareholder in connection with this offering), or 221,882 additional shares of common stock available for purchase under our employee stock purchase plan as of March 4, 2012. Unless expressly stated otherwise, the information set forth above and throughout this prospectus supplement assumes no exercise of the underwriter’s option. See “Underwriting.”

Summary Consolidated Financial Information

The following table sets forth our summary consolidated financial information. You should read the following summary consolidated financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our consolidated financial statements and notes thereto included therein. Our summary consolidated financial information as of and for the years ended December 31, 2012, 2011 and 2010 has been derived from and is qualified by reference to our audited financial statements. Our historical results are not necessarily indicative of results for any future period.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands, except per share data)
Statements of Income Data:
Revenues:
Community revenue	$1,370,019	$1,233,665	$995,179
Management fees	18,009	21,105	11,886
Reimbursed costs incurred on behalf of managed communities	180,048	217,853	121,845

Total operating revenues	1,568,076	1,472,623	1,128,910

Expenses:
Community operations (exclusive of depreciation and amortization and community leases shown separately below)	919,635	847,167	662,140
General and administrative	95,625	88,767	74,480
Transaction costs	5,510	9,826	1,842
Impairments on long-lived assets	2,135	—	—
Depreciation and amortization	140,629	122,372	86,697
Community leases	126,761	124,951	122,290
Costs incurred on behalf of managed communities	180,048	217,853	121,845

Total operating expenses	1,470,343	1,410,936	1,069,294

Operating income from continuing operations	97,733	61,687	59,616

Other income (expense):
Interest income	408	429	494
Interest expense	(176,945)	(157,262)	(114,952)
Change in fair value of derivative financial instruments	(948)	3,081	(182)
Net equity losses for unconsolidated joint ventures	(576)	(3,081)	(915)
Acquisition gain	—	42,110	—
Other, net	1,800	3,362	(1,320)

Net other expense	(176,261)	(111,361)	(116,875)

Loss from continuing operations before income taxes	(78,528)	(49,674)	(57,259)
Benefit of (provision for) income taxes	1,158	(1,019)	762

Loss from continuing operations	(77,370)	(50,693)	(56,497)
Loss from discontinued operations	(7,705)	(21,570)	(1,345)

Net loss	(85,075)	(72,263)	(57,842)
Net loss attributable to the noncontrolling interest	231	354	883

Net loss attributable to Emeritus Corporation common shareholders	$(84,844)	$(71,909)	$(56,959)

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands, except per share data)
Basic and diluted loss per common share attributable to Emeritus Corporation common shareholders:
Continuing operations	$(1.73)	$(1.14)	$(1.39)
Discontinued operations	(0.17)	(0.49)	(0.03)

	$(1.90)	$(1.63)	$(1.42)

Weighted average shares outstanding, basic and diluted	44,680	44,312	39,974

Other Data:
Adjusted EBITDA	$275,406	$237,841	$186,541
Adjusted EBITDAR	389,788	346,468	285,561
Balance Sheet Data (end of period):
Cash and cash equivalents	59,795	43,670	110,124
Total assets	4,660,750	2,810,328	2,613,792
Long-term debt (including current maturities)	1,608,317	1,602,885	1,378,954
Total liabilities	4,435,921	2,527,592	2,262,286
Total shareholders’ equity	214,724	282,736	351,506
Operating Statistics:
Consolidated communities (end of period)	461	328	306
Community revenue	$1,370,019	$1,233,665	$995,179
Community operating expense	919,635	847,167	662,140
Weighted average occupancy rate	86.8%	86.3%	86.9%
Average monthly revenue per occupied unit	$4,127	$4,063	$3,817

We define Adjusted EBITDA as net income (loss) adjusted for the following items: depreciation and amortization; interest income; interest expense; net equity earnings or losses for unconsolidated joint ventures; provision for income taxes; loss from discontinued operations; certain noncash revenues and expenses; and acquisition, development and financing expenses.

We define Adjusted EBITDAR as Adjusted EBITDA plus community lease expense, net of amortization of above/below market rents and deferred straight-line rent.

Management’s Use of Adjusted EBITDA/EBITDAR:

Adjusted EBITDA/EBITDAR are commonly used performance metrics in the senior living industry. We use Adjusted EBITDA/EBITDAR to assess our overall financial and operating performance. We believe these non-GAAP measures, as we have defined them, are useful in identifying trends in our financial performance because they exclude items that have little or no significance to our day-to-day operations. These measures provide an assessment of controllable expenses and afford management the ability to make decisions, which are expected to facilitate meeting current financial goals, as well as achieve optimal financial performance. These measures also provide indicators for management to determine if adjustments to current spending levels are needed.

Adjusted EBITDA/EBITDAR provide us with measures of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation, interest expense, and lease expense associated with our capital structure. These metrics measure our financial performance based on operational factors that management can influence in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA/EBITDAR are some of the metrics used by senior management to review the financial performance of the business on a monthly basis and are used by research analysts and investors to evaluate the performance and value of the companies in our industry.

Limitations of Adjusted EBITDA/EBITDAR:

Adjusted EBITDA/EBITDAR have limitations as analytical tools. Material limitations in making the adjustments to our losses to calculate Adjusted EBITDA/EBITDAR and using this non-GAAP financial measure as compared to GAAP net loss include:

•	The items excluded from the calculation of Adjusted EBITDA/EBITDAR generally represent income or expense items that may have a significant effect on our financial results;

•	Items determined to be non-recurring in nature could, nevertheless, re-occur in the future; and

•

Depreciation and amortization, while not directly affecting our current cash position, does represent wear and tear and/or reduction in value of our properties. If the cost to maintain our properties exceeds our expected routine capital expenditures, then this could affect our ability to attract and retain long-term residents at our communities.

An investor or potential investor may find this important in evaluating our financial position and results of operations. We use these non-GAAP measures to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA/EBITDAR are not alternatives to net loss, loss from continuing operations, or cash flows provided by operating activities as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA/EBITDAR as substitutes for any such GAAP financial measure. We strongly urge you to review the reconciliation of GAAP net loss to Adjusted EBITDA/EBITDAR presented below, along with our consolidated balance sheets, statements of operations, and statements of cash flows. In addition, because Adjusted EBITDA/EBITDAR are not measures of financial performance under GAAP and are susceptible to varying calculations, these measures as presented may differ from and may not be comparable to similarly titled measures used by other companies.

Set forth below is a reconciliation of net loss to Adjusted EBITDA/EBITDAR for the years ended December 31, 2012, 2011 and 2010:

	Fiscal Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands, except per share data)
Net loss:	$(85,075)	$(72,263)	$(57,842)
Depreciation and amortization	140,629	122,372	86,697
Interest income	(408)	(429)	(494)
Interest expense	176,945	157,262	114,952
Net equity losses for unconsolidated joint ventures	576	3,081	915
Income tax (benefit) provision	(1,158)	1,019	(762)
Loss from discontinued operations	7,705	21,570	1,345
Amortization of above/below market rents	6,299	7,532	8,635
Loss on lease termination	—	—	2,419
Amortization of deferred gains	(1,046)	(1,125)	(1,197)
Stock-based compensation	11,046	8,106	5,934
Change in fair value of derivative financial instruments	948	(3,081)	182
Deferred revenue	(1,375)	2,601	3,372
Deferred straight-line rent	6,080	8,792	14,635
Contract buyout costs	—	7,842	—
Impairment of long-lived assets	2,135	—	162
Gain on sale of assets	—	(73)	—
Gain on sale of investments	—	(1,569)	—
Acquisition gain	—	(42,110)	—
Acquisition, development, and financing expenses	6,109	2,403	2,325
Self-insurance reserve adjustments	5,996	15,911	5,263

Adjusted EBITDA	275,406	237,841	186,541
Community lease expense, net	114,382	108,627	99,020

Adjusted EBITDAR	$389,788	$346,468	$285,561

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the risks described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the risk factors set forth below. The occurrence of any of these risks and uncertainties could materially affect our business and our financial condition and results of operations may be materially harmed, in which case the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to our Business

Our financial condition, results of operations, and cash flows are subject to many risks, including, but not limited to, those set forth below:

Emeritus has incurred losses since it began doing business, except for 2005, and may continue to incur losses for the foreseeable future. Emeritus was organized and began operations in July 1993 and has operated at a loss since it began doing business, except for 2005. For December 31, 2012, 2011, and 2010, we recorded losses of $84.8 million, $71.9 million, and $57.0 million, respectively. We believe that the historically aggressive growth of our Consolidated Portfolio through acquisitions and developments and related financing activities, as well as our inability (along with most of the assisted living industry) to significantly increase occupancy and rates at our communities, were among the causes of these losses. To date, at many of our communities, we have generally been able to stabilize occupancy and rate structures to levels that have resulted in positive cash flows from operating activities but not overall Company earnings. Our ongoing results of operations may not become profitable in line with our current expectations or may not become profitable at all.

If the Company cannot generate sufficient cash flows to cover required interest, principal, and lease payments, it risks defaults on its debt agreements and leases. As of December 31, 2012, we had total debt, including interest, of $2.1 billion, with minimum annual payments of $148.1 million due in 2013, and have both long-term operating and capital lease and financing obligations requiring minimum annual payments of an additional $299.9 million in 2013. If we are unable to generate sufficient cash flows to make such payments as required and we are unable to renegotiate payments or obtain additional equity or debt financing, a lender could foreclose on the communities secured by the respective indebtedness or, in the case of a lease, could terminate our lease, resulting in loss of income and asset value. In some cases, our indebtedness is secured by a particular community and a pledge of our interests in a subsidiary entity that owns that community. In the event of a default, a lender could avoid judicial procedures required to foreclose on real property by foreclosing on our pledge instead, thus accelerating the foreclosure of that community. Furthermore, because of cross-default and cross-collateralization provisions in certain of our mortgage and lease agreements, if we default on one of our payment obligations, we could adversely affect a significant number of our communities.

Because the Company is highly leveraged, we may not be able to respond to changing business and economic conditions or continue with selected acquisitions. A substantial portion of our future cash flows will be designated to debt service and lease payments. In the past, we have occasionally been dependent on third-party financing and disposition of assets to fund these obligations in full and we may be required to do so in the future. In addition, we are periodically required to refinance these obligations as they mature. As of December 31, 2012, our total debt, including interest, was $2.1 billion, and our payment obligations, including interest, under long-term operating and capital leases were $7.8 billion. These circumstances could reduce our flexibility and ability to respond to our business needs, including changing business and financial conditions such as increasing interest rates and opportunities to expand our business through selected acquisitions.

We may be unable to increase or stabilize our occupancy rates at levels that would result in positive earnings. In previous years, we have been unable to increase our occupancy to levels that would result in net income on a sustained basis. Our historical losses have resulted, in part, from occupancy levels that were lower than anticipated when we acquired or developed our communities. While occupancy levels increased in 2012 in our Same Community Portfolio (the 293 communities we have operated continuously since January 1, 2011), our historical performance has been mixed. Our occupancy levels may not increase in the future and may never reach levels necessary to achieve net income.

We may not find additional funding through public or private financing on acceptable terms. We may not find adequate equity, debt, sale-leaseback or other financing when we need it or on terms acceptable to us. This could affect our ability to finance our operations or refinance our communities to avoid the consequences of default and foreclosure under our existing financing as described elsewhere. In addition, if we raise additional funds by issuing equity securities, our shareholders may experience dilution in their investment.

If we fail to comply with financial covenants contained in our debt instruments, our lenders may accelerate the repayment of the related debt. From time to time, we have failed to comply with certain covenants in our financing and lease agreements relating generally to matters such as cash flow, debt, and lease coverage ratios, and certain other performance standards. In the future, we may be unable to comply with these or other covenants. If we fail to comply with any of these requirements and are not able to obtain waivers, our lenders could accelerate the repayment of the related indebtedness so that it becomes due and payable prior to its stated due date, and/or the lessors could terminate lease agreements. We may be unable to repay or refinance this debt if it becomes due.

We self-insure many of our liabilities and potential liability, or the perception of potential liability, may impact our business and results of operations. In recent years, participants in the long-term care industry have experienced an increasing number of lawsuits alleging negligence, malpractice, or other related legal theories. Many of these suits involve large claims and significant legal costs. For example, on March 8, 2013, a Sacramento County Superior Court jury returned a verdict against Emeritus in a professional liability case, awarding $4.1 million in compensatory damages, which was reduced to $500,000 by operation of law, and $23.0 million in punitive damages. We currently face such suits because of the nature of our business and expect to continue to do so in the future. For 238 of the 461 communities in our Consolidated Portfolio (including the community involved in the example given above), we are self-insured and, as such, are responsible for the full loss of any professional liability claims. We review our liability insurance annually, but we may not be able to obtain third-party liability insurance coverage in the future or, if available, on acceptable terms. Claims against us, regardless of their merit or eventual outcome, may also adversely affect the reputation of our communities undermine our ability to attract residents or expand our business and would require management to devote time to matters unrelated to the operation of our business. Incidents at our or our competitors’ facilities may also result in negative media attention, regardless whether claims are filed, or lead to additional regulatory scrutiny and rulemaking that could adversely impact our business and results of operations.

We face risks associated with acquisitions. We intend to continue to seek selective acquisition opportunities. However, we may not succeed in identifying any future acquisition opportunities or completing any identified acquisitions. The acquisition of communities presents a number of risks. Existing communities available for acquisition may frequently serve or target different market segments than those we presently serve. It may be necessary in these cases to reposition and renovate acquired communities or turn over the existing resident population to achieve a resident care level and income profile that is consistent with our objectives. In some cases in the past, these obstacles have delayed the achievement of acceptable occupancy levels and increased operating and capital expenditures. As a consequence, we currently plan to target assisted living communities with established operations, which could reduce the number of acquisitions we can complete and increase the expected cost. Even in these acquisitions, however, we may need to make staff and operating management personnel changes to successfully integrate acquired communities into our existing operations. We may not succeed in repositioning acquired communities or in effecting any necessary operational or structural changes and improvements on a timely basis. We also may face unforeseen liabilities attributable to the prior operator of the acquired communities, against whom we may have little or no recourse. We also face risks associated with acquiring ancillary services businesses, especially since we do not have a history of operating such businesses.

If the Company is unable to refinance its debt that is scheduled to come due in 2013 on reasonable terms, it may have an adverse effect on the Company and the market price of our common stock. The Company has principal payments on long-term debt of $49.4 million due in 2013, including balloon payments on debt maturing totaling $21.6 million. If the Company is not able to generate sufficient cash flows to make the required payments or refinance this debt on reasonable terms, it may have a material adverse effect on the market value of our common stock and other adverse effects on our business, financial condition, results of operations, and cash flows.

We expect competition in our industry to increase, which could cause our occupancy rates and resident fees to decline. The senior living industry is highly competitive, and given the relatively low barriers to entry and continuing healthcare cost containment pressures, we expect that our industry will become increasingly competitive in the future. It is possible that market saturation in some locales could have an adverse effect on our communities and their ability to reach and maintain stabilized occupancy levels. Moreover, the senior housing services industry has been subject to pressures that have resulted in the consolidation of many small, local operations into larger regional and national multi-facility operations. We compete with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home healthcare agencies, independent living facilities, retirement communities, and skilled nursing facilities. We expect that competition from new market entrants will increase as senior living residences achieve increased market awareness. Some of these competitors may have substantially greater financial resources than we do. Increased competition may limit our ability to attract or retain residents or maintain our existing rate structures. This could lead to lower occupancy rates or lower rate structures in our communities.

If development of new senior living facilities outpaces demand, we may experience decreased occupancy, depressed margins, and diminished operating results. In the future, some senior living markets in which we operate could become overbuilt. The barriers to entry in the senior living industry are low. Consequently, the development of new senior living facilities could outpace demand. Overbuilding in the markets in which we operate could thus cause the Company to experience decreased occupancy and depressed margins and could otherwise adversely affect our results of operations.

Market forces could undermine our efforts to attract seniors with sufficient resources. We rely on the ability of our residents to pay our fees from their own or family financial resources. We believe that only seniors with income or assets meeting or exceeding the comparable median in the region where our senior living communities are located can afford our fees. The economic recession, depressed housing market, inflation, or other circumstances may undermine the ability of seniors to pay for our services. If we encounter difficulty in attracting seniors with adequate resources to pay for our services, our occupancy rates may decline or we may be forced to lower our rental and service rates.

Our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents. We compete with other providers of assisted living services and long-term care in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain management personnel responsible for the day-to-day operations of each of our communities. If we are unable to attract or retain qualified community management personnel, our results of operations may suffer. In addition, possible shortages of nurses or trained personnel may require us to enhance our wage and benefits packages to compete in the hiring and retention of personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. From time to time we are the subject of union organizing activity that, if successful, could impact our labor costs. As a result of these and other factors, our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents.

The geographic concentration of our communities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or an increase in our costs, or otherwise negatively impacting our results of operations. We have a high concentration of communities in various geographic areas, including the states of Florida, Texas, California, Washington, Oregon and Arizona.

As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to assisted living communities, acts of nature and other factors that may result in a decrease in demand for senior living services in these states could have an adverse effect on our revenues, costs and results of operations. In addition, given the location of our communities, we are particularly susceptible to revenue loss, cost increase or damage caused by other severe weather conditions or natural disasters such as hurricanes, earthquakes or tornados. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance.

Some of our communities generate infectious medical waste due to the illness or physical condition of the residents. The management of infectious medical waste, including handling, storage, transportation, treatment, and disposal, is subject to regulation under various laws, including federal and state environmental laws, as described above under Business—Environmental Matters. These environmental laws set forth the management requirements, as well as permit, record-keeping, notice, and reporting obligations. Each of our communities has an agreement with a waste management company for the proper disposal of all infectious medical waste. The use of such waste management companies does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to clean up disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with these environmental laws could adversely affect our business and financial condition. While we are not aware of non-compliance with environmental laws related to infectious medical waste at our communities, these environmental laws are amended from time to time and we cannot predict when and to what extent liability may arise. In addition, because these environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our communities.

The Chairman of our board of directors, Daniel R. Baty, has personal interests that may conflict with ours. Mr. Baty has engaged in a number of transactions with us, each of which has been approved by a committee of our independent directors. For example, Mr. Baty is the principal owner of Columbia Pacific, a private company engaged in the development and operation of senior living communities and hospitals in India and other parts of Asia. Columbia Pacific and certain of its affiliated partnerships also own assisted living communities, memory care facilities, and independent living facilities in the United States, some of which we manage under various management agreements. These financial interests and management and financing responsibilities of Mr. Baty with respect to Columbia Pacific and certain of their affiliated partnerships could present conflicts of interest with us, including potential competition for residents in markets where both companies operate and competing demands for the time and efforts of Mr. Baty.

Mr. Baty’s potentially competitive activities are limited by a shared opportunities agreement between him and the Company. Under the terms of this agreement, Mr. Baty and Columbia Pacific must immediately present to the Company all investment opportunities in senior living communities and ancillary businesses in the United States, Canada, and China. For transactions in the United States and Canada, we then have the option to participate in the investment opportunity through an ownership interest and/or management contract as set forth in the agreement. For transactions in China, we have the option to invest in the opportunity up to 50% of the equity value and compete for management or consulting services.

Mr. Baty financially supports some of our recent transactions and the operations of certain communities that we manage with limited guarantees and through his direct and indirect ownership of such communities; we would be unable to benefit from these transactions and managed communities without this support. As of December 31, 2012, we manage six communities owned by Mr. Baty or Columbia Pacific. Mr. Baty was also the guarantor of a portion of our obligations under a 24-community lease with an entity in which Mr. Baty has an ownership interest. We acquired these properties in February 2007 in a transaction in which the entity affiliated with Mr. Baty provided the Company with financing in the amount of $18.0 million for two years, which financing was paid off in July 2007. In 2004, Mr. Baty personally guaranteed $3.0 million of our obligations under a long-term lease with Healthcare Property Investors, Inc., an independent REIT, which terminated with the purchase of these communities in August 2007. Also in 2004, Mr. Baty guaranteed our obligations under a long-term lease relating to 20 communities. As part of this arrangement, which, as of December 31, 2012, continues to be in effect for nine of the communities (the “Cash Flow Sharing Communities”), he shares in 50.0% of the positive cash flow (as defined) and is responsible for 50.0% of the cash deficiency for these communities. In 2008, we entered into a 50-50 joint venture with Mr. Baty to purchase the real estate of eight of the Cash Flow Sharing Communities, into which Mr. Baty contributed approximately $1.2 million in 2010 related to debt refinancings and $1.1 million in 2009. In 2009, we borrowed $3.2 million from Columbia Pacific to finance the purchases of two communities that we previously managed for Columbia Pacific. We subsequently paid off these loans in January 2011. We believe that we would have been unable to take advantage of these transactions and management opportunities without Mr. Baty’s individual and financial support. The ongoing administration of these transactions, however, could adversely affect these continuing relationships because our interests and those of Mr. Baty may not be congruent at all times. In addition, we cannot guarantee that his support will be available in the future.

We may be unable to attract and retain key management personnel. We depend upon, and will continue to depend upon, the services of Mr. Baty, our Chairman, and Granger Cobb, our President and Chief Executive Officer. Mr. Baty has financial interests and management responsibilities with respect to Columbia Pacific and its related partnerships that require a considerable amount of Mr. Baty’s time. As a result, he does not devote his full time and efforts to Emeritus. The loss of Mr. Baty’s services, or those of Mr. Cobb, could adversely affect our business and our results of operations. We also may be unable to attract and retain other qualified executive personnel critical to the success of our business.

Our costs of compliance with government regulations may significantly increase in the future. Federal, state, and local authorities heavily regulate the healthcare industry, as described above under Business—Government Regulation. Regulations change frequently, and sometimes require us to make expensive changes in our operations. We cannot predict to what extent legislative or regulatory initiatives will be enacted or adopted or what effect any initiative would have on our business and operating results. Changes in applicable laws and new interpretations of existing laws can significantly affect our operations, as well as our revenues, particularly those from governmental sources, and our expenses. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and communities in existing markets. In addition, if any of our presently licensed communities operates outside of its licensing authority, it may be subject to financial or other penalties, including closure of the community and/or liability to residents if injury occurs. Our residential communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities. In addition, our skilled nursing facilities and certain of our senior living communities are subject to extensive federal regulation. Federal, state, and local governments occasionally conduct unannounced investigations, audits, and reviews to determine whether violations of applicable rules and regulations exist. Devoting management and staff time and legal resources to such investigations, as well as any material violation by the Company that is discovered in any such investigation, audit, or review, could strain our resources and affect our results of operations. In addition, regulatory oversight of construction efforts associated with refurbishment could cause us to lose residents and disrupt community operations.

We may be unable to satisfy all regulations and requirements or to acquire and maintain any required licenses on a cost-effective basis. We have occasionally received notices of regulatory violations, which we have resolved by paying fines or taking other measures such as limiting our business activities at a particular community until the violation is resolved. Failure to comply with applicable requirements could lead to enforcement action that could materially and adversely affect business and revenues. Loss, suspension, or modification of a license may also cause a default under certain of our leases and financing agreements and/or trigger cross-defaults.

The federal and state laws governing assisted living are various and complex. While we endeavor to comply with all laws that regulate the licensure and operation of our communities, it is difficult to predict how our business could be affected if it were subject to an action alleging such violations.

The Company is also subject to federal and state regulations regarding government-funded public assistance that prohibit certain business practices and relationships. Because we accept residents who receive financial assistance from governmental sources for their senior living services, we are subject to federal and state regulations that prohibit certain business practices and relationships. Failure to comply with these regulations could prevent reimbursement for our healthcare services under Medicare or Medicaid or similar state reimbursement programs. Our failure to comply with such regulations also could result in substantial financial penalties and/or the suspension or inability to renew our operating licenses. Acceptance of federal or state funds could subject the Company to potential false claims actions or whistleblower claims.

Our entrance into the home healthcare and rehabilitation services business subjects the Company to additional federal and state laws and regulations and, if the Company fails to comply with these laws and regulations, could subject the Company to substantial financial and other penalties. Substantially all of our skilled nursing and ancillary services, including those provided by NOC, are reimbursed under Medicare programs. These services are subject to enhanced federal and state laws and regulations, including those regarding acquisition and maintenance of provider and supplier numbers, services provided, quality of care, provision of medically necessary items and services, and billing and claims submission. Failure to comply with these laws and regulations could subject the Company to substantial financial and other penalties, which could materially and adversely affect our business and revenues.

We face possible environmental liabilities at each of our communities. Under various federal, state, and local environmental laws, ordinances, and regulations, as described above under Business—Environmental Matters, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including asbestos materials that could be located on, in, or under our community. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. We could face substantial costs of any required remediation or removal of these substances, and our liability typically is not limited under applicable laws and regulations. Our liability could exceed our communities’ value or the value of our assets. We may be unable to sell or rent our communities, or borrow using our communities as collateral, if any of these substances are present or if we fail to remediate them properly. Under these laws and regulations, if we arrange for the disposal of hazardous or toxic substances such as asbestos materials at a disposal site, we also may be liable for the costs of the removal or destruction of the hazardous or toxic substances at the disposal site. In addition to liability for these costs, we could be liable for governmental fines and injuries to persons or properties.

Significant reforms to the United States healthcare system could have an adverse effect on our financial position, results of operations and liquidity. The healthcare reforms contained in the ACA will impact us in some manner, including increasing our costs to provide healthcare benefits to our employees. The specific provisions of the ACA will be phased in over time through 2018. Based on our current assessment, although there are additional expenses that will be incurred in 2013, we do not expect that the ACA will result in a material increase in our operating expenses in 2013. However, we could see significant cost increases beginning in 2014 when certain provisions of the legislation are required to be implemented.

The ACA creates a series of robust transparency and reporting requirements for skilled nursing facilities, including requirements to disclose information on organizational structures, financial, clinical and other related data as well as information on officers, directors, trustees or managing employees. Skilled nursing facilities are required to certify to the Secretary of the U.S. Department of Health and Human Services and the U.S. Department of Health and Human Services Office of Inspector General that the information submitted is accurate and current. In addition, a primary goal of healthcare reform is to reduce costs, which includes reductions in the reimbursement paid to us and other healthcare providers. Although 86.1% of our 2012 revenues came from private pay sources, these healthcare reforms or other similar healthcare reforms could have an adverse effect on our financial position, results of operations and liquidity.

Changes in the reimbursement rates or methods or timing of payment from third party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services and products could result in a reduction in our revenues and operating margins or otherwise adversely affect our business, financial position, results of operations, and liquidity. We depend on reimbursement from third-party payors, including the Medicare and Medicaid programs, for a portion of our revenues. For the year ended December 31, 2012, we derived approximately 13.9% of our total revenues from the Medicare and Medicaid programs. Nearly all of NOC’s services are reimbursed by Medicare. The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes.

There are continuing efforts to reform governmental healthcare programs, both as part of the ACA enacted in 2010 and otherwise, that could result in major changes in the healthcare delivery and reimbursement system on a national and state level. Reforms or other changes to the payment systems may be proposed or could be adopted by Congress or Centers for Medicare and Medicaid Services (“CMS”). This could result in attempts to reduce or eliminate payments for federal and state healthcare programs, including Medicare and Medicaid. Moreover, weak economic conditions are also adversely affecting the budgets of individual states and of the federal government.

The Budget Control Act of 2011, enacted on August 2, 2011, increased the United States debt ceiling in connection with deficit reductions over the next ten years. The Budget Control Act of 2011 also established a 12-member joint committee of Congress known as the Joint Select Committee on Deficit Reduction. The goal of the Joint Select Committee on Deficit Reduction was to propose legislation to reduce the United States federal deficit by $1.5 trillion for fiscal years 2012-2021. Since such legislation was not enacted by December 23, 2011, approximately $1.2 trillion in domestic and defense spending reductions was scheduled to automatically begin on January 1, 2013, split evenly between domestic and defense spending. The American Taxpayer Relief Act, effective January 1, 2013, delayed until March 1, 2013 the mandatory sequestration cuts mandated by the Budget Control Act of 2011. Payments to Medicare providers would be subject to these automatic spending reductions, subject to a 2% cap. At this time, it is unclear how this automatic reduction may be applied to various Medicare healthcare programs.

Although we cannot predict what other reform proposals will be adopted or finally implemented, healthcare reform and regulations, such as those described above, could have an adverse effect on our business, financial position, results of operations and liquidity through, among other things, decreasing funds available for our services or increased operating costs.

Risks Relating to Investing in Our Common Stock

We may experience volatility in the market price of Emeritus common stock due to the lower trading volume and lower public ownership of Emeritus common stock. The market price of our common stock has fluctuated significantly in the past and is likely to continue to be highly volatile. In particular, the volatility of our share price is influenced by lower trading volume and lower public ownership relative to some of our publicly-held competitors, as well as periodic overall fluctuations in the stock market. For example, our closing stock price ranged from $14.44 per share to $24.72 per share during 2012. Because approximately 31.8% of our outstanding shares were owned by affiliates as of December 31, 2012, our stock is relatively less liquid and, therefore, more susceptible to large price fluctuations than many other companies’ shares.

Many factors could cause the market price of our common stock to significantly rise and fall, including:

•	fluctuations in our results of operations;

•	changes in our business, operations, or prospects;

•	changes in the regulatory environment;

•	sales of Emeritus common stock by affiliates;

•	the hiring or departure of key personnel;

•	announcements or activities by our competitors;

•	proposed acquisitions by us or our competitors;

•

financial results that fail to meet public market analysts’ expectations and changes in stock market analysts’ recommendations regarding us, other healthcare companies, or the healthcare industry in general;

•	adverse judgments or settlements obligating us to pay damages;

•	acts of war, terrorism, or national calamities;

•	industry, domestic and international market and economic conditions; and

•	decisions by investors to de-emphasize investment categories, groups, or strategies that include our Company or industry.

In addition, the stock market periodically experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of Emeritus common stock. When the market price of a company’s stock drops significantly, shareholders may institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert our time and attention and other resources, or otherwise harm our business.

Insiders have substantial control over the Company and are able to influence corporate matters. We entered into a shareholders’ agreement in connection with the acquisition of Summerville Senior Living, Inc. (“Summerville”), dated March 29, 2007, as amended April 30, 2010, between us, AP Summerville, LLC, AP Summerville II, LLC, Apollo Real Estate Investment Fund III, L.P., and Apollo Real Estate Investment Fund IV, L.P. (collectively, the “AREA shareholders”), Saratoga Partners IV, L.P., Saratoga Coinvestment IV, LLC, and Saratoga Management Company LLC (collectively, the “Saratoga shareholders”), and Mr. Baty and certain of his affiliates (collectively, the “Baty shareholders”). Under the terms of this shareholders’ agreement, a representative of each of the Baty shareholders, the Saratoga shareholders and the AREA shareholders was elected or appointed to our board of directors. In 2010, the representative of the Saratoga shareholders resigned from our board of directors and was not replaced and in 2012, the Saratoga shareholders sold their remaining Emeritus stock and are no longer entitled to elect a director. Assuming that all shares of common stock offered hereby by the AREA shareholders are sold in the offering, upon the completion of the offering, the AREA shareholders will no longer own any shares of Emeritus stock and will not be entitled to elect directors. Our directors and executive officers and their affiliates, including the Baty shareholders and the AREA shareholders and affiliates, owned, in the aggregate, approximately 31.8% of our outstanding common stock as of December 31, 2012. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets. This concentration of ownership could limit a shareholder’s ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Future sales of shares by existing shareholders could cause our stock price to decline. As of December 31, 2012, the Company has outstanding approximately 45,814,988 shares of common stock, of which our executive officers and directors, affiliates controlled by them, and other affiliates of ours beneficially own 14,571,213 shares.

Shares owned by affiliates currently include 6,510,000 shares held by the AREA shareholders.

In connection with the September 2007 acquisition of Summerville, we entered into a registration rights agreement dated March 29, 2007 with the AREA shareholders, the Saratoga shareholders, the Baty shareholders and Mr. Cobb. Under the registration rights agreement, we agreed to register shares of common stock beneficially owned by these persons under certain circumstances. As of March 4, 2013, the AREA shareholders may sell up to $58.75 million of its shares under an existing shelf registration statement that we filed in 2010 and which expires on June 18, 2013 and the AREA shareholders are selling all of their shares in this offering. Upon completion of this offering, the Baty shareholders have the right to request that we file additional registration statements. We have also granted the shareholders who are parties to the registration rights agreement certain customary incidental, or “piggyback,” registration rights to participate in registrations initiated by us for our own account or other security holders.

As of December 31, 2012, options for a total of 4.4 million shares of common stock were outstanding under our equity incentive plans, of which a total of 2.8 million shares were then exercisable. Of the shares exercisable, 920,000 shares were exercisable at a price in excess of our stock trading price as of December 31, 2012. All of the shares issuable on exercise of such vested options are eligible for sale in the public market. In connection with this offering, certain of the selling shareholders are exercising options to purchase 77,500 shares of common stock in the aggregate. If our executive officers, directors, or significant shareholders sell, or indicate an intention to sell, substantial amounts of Emeritus common stock in the public market, the trading price of our stock could decline.

In addition, we may issue equity securities in the future, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Sales of a substantial number of shares of our common stock or other equity securities, including sales of shares in connection with any future acquisitions, could be substantially dilutive to our shareholders. These sales may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options, or warrants to purchase our common stock in the future and those stock appreciation rights, options, or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. In December 2011 and 2012, we issued a total of 435,000 and 366,172 shares, respectively, of restricted stock to certain of our executive officers, respectively, which will vest over four years if specified Company annual performance criteria are met.

Holders of our shares of common stock have no preemptive rights that entitle holders to purchase a pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. Our certificate of incorporation provides that we have authority to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of December 31, 2012, 45,814,988 shares of common stock and no shares of preferred or other capital stock were issued and outstanding.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline. The trading market for our common stock may depend in part on any research reports that securities or industry analysts publish about the Company or our business. We currently have limited research coverage by securities and industry analysts. Lack of research coverage could negatively impact the market for our stock. In the event additional securities or industry analysts do initiate coverage of our Company and one or more of these analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

We do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any dividends on our common stock. We currently expect to retain any future earnings to finance the operation and expansion of our business. Future dividend payments will depend on our results of operations, financial condition, capital expenditure plans and other obligations and circumstances, and will be at the sole discretion of our board of directors. Some of our existing leases and lending arrangements contain provisions that restrict our ability to pay dividends, and we anticipate that the terms of future leases and debt financing arrangements may contain similar restrictions. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our issuance of preferred stock could adversely affect holders of our common stock. Our board of directors is authorized to issue preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends, or if we liquidate, dissolve, or wind up our business, and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock, or the price of our common stock, could be adversely affected.

Antitakeover provisions of Washington law, our restated articles of incorporation and our restated bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or may prevent or delay attempts to replace or remove our board of directors. Our restated articles of incorporation and restated bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic, and other rights superior to those of our common stock without the consent of our shareholders, and prohibitions on cumulative voting in the election of directors, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our restated articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms of three years each, permit removal of directors only for cause by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought, and require two-thirds shareholder approval of certain matters, including business combination transactions not approved by our incumbent board of directors and the amendment of our restated bylaws. Furthermore, our restated bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between us and certain significant shareholders unless certain conditions are met. These provisions may have the effect of delaying or preventing a change of control of our Company even if this change of control would benefit our shareholders.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of shares of our common stock in this offering. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders. However, if the underwriter’s option is exercised in full, we estimate that our net proceeds from the sale of such additional shares will be approximately $30.8 million, after deducting estimated offering expenses payable by us, which will be used for general corporate purposes, which may include repayment of outstanding amounts under our notes payable.

As of December 31, 2013, Emeritus Corporation had approximately $110.7 million in outstanding notes payable that were provided by real estate investment trusts (“REITs”) to facility community acquisitions. These obligations are generally unsecured or are secured by mortgages on leasehold interests in community lease agreements between the specific REIT and Emeritus. The notes payable carry maturity dates from 2014 through 2018, with a weighted average interest rate of 8.93% in 2012.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized common stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of February 22, 2013, there were issued and outstanding 45,863,641 shares of our common stock and no shares of our preferred stock. The following is a summary description of our common stock and preferred stock and is qualified in its entirety by reference to our restated articles of incorporation and restated bylaws.

Common Stock

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferences that may be applicable to any outstanding preferred stock. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under our restated articles of incorporation, our board of directors has the authority to issue 20,000,000 shares of preferred stock in one or more series and to fix the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption terms;

•	liquidation preferences; and

•	the number of shares constituting each such series, without any further vote or action by our shareholders.

The issuance of preferred stock in certain circumstances may delay, deter or prevent a change in control of Emeritus, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, the common stock.

Antitakeover Effects of Certain Provisions in Our Restated Articles of Incorporation, Restated Bylaws and Washington Law

Some provisions of our restated articles of incorporation, our restated bylaws and Washington law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization. Our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Emeritus or make removal of management more difficult.

Election of Directors. Our restated articles of incorporation provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving three-year terms and one class being elected each year by our shareholders. Any amendment to our restated articles of incorporation that would affect the determination process for the number of directors on our board, the classification of our board or the manner in which directors may be removed for cause requires the favorable vote of at least two-thirds of the outstanding shares entitled to vote. Because this system of electing directors and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Emeritus.

Shareholder Meetings; Amendments to Restated Articles of Incorporation and Restated Bylaws; Consents. Under our restated articles of incorporation, our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote on the applicable matter. Our restated articles of incorporation also provide that changes to certain provisions of the restated articles of incorporation, including those regarding amendment of certain provisions of our restated bylaws or restated articles of incorporation, the classification of the board of directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares entitled to vote on the matter. In addition, under Washington law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders. These provisions may have the effect of delaying, or preventing, consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by the board of directors.

Restated Articles of Incorporation’s Limitation on Business Combination. Our restated articles of incorporation require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of our assets) be approved by the holders of not less than two-thirds of the outstanding shares entitled to vote, unless such business combination shall have been approved by a majority of continuing directors (defined as those individuals who were members of the board of directors on September 26, 1995 or were elected thereafter on the recommendation of a majority of the continuing directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

Washington Law. Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a “target corporation” from engaging in certain “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless (i) the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (ii) the prohibited transaction was both approved by a majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares) at or subsequent to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

•	certain mergers or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are permitted, as long as they comply with certain “fair price” provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

Agreements with Certain Shareholders

In connection with the September 2007 acquisition of Summerville, we entered into a registration rights agreement dated March 29, 2007 with AP Summerville, LLC (“AP Summerville”), AP Summerville II, LLC (“AP Summerville II”), Apollo Real Estate Investment Fund III, L.P. (“AREIF III”), and Apollo Real Estate Investment Fund IV, L.P. (“AREIF IV,” and together with AP Summerville, AP Summerville II and AREIF III, the “AREA shareholders”), Saratoga Partners IV, L.P. (“Saratoga Partners”), Saratoga Coinvestment IV LLC (“Saratoga Coinvestment”), and Saratoga Management Company LLC (“Saratoga Management,” and together with Saratoga Partners and Saratoga Coinvestment, the “Saratoga shareholders”), Mr. Daniel R. Baty, our chairman, and certain of his affiliates (the “Baty shareholders”), and Mr. Granger Cobb, our chief executive officer and president.

Under the registration rights agreement, we agreed to register shares of common stock beneficially owned by these persons under certain circumstances. We have also granted the shareholders who are parties to the registration rights agreement certain customary incidental, or “piggyback,” registration rights to participate in registrations initiated by us for our own account or other security holders.

At the same time as we entered into the registration rights agreement, we entered into a shareholders’ agreement with the AREA shareholders, the Saratoga shareholders, and the Baty shareholders. Under the terms of this shareholders’ agreement, a representative of each of the Baty shareholders, the Saratoga shareholders and the AREA shareholders was elected or appointed to our board of directors. In 2010, the representative of the Saratoga shareholders resigned from our board of directors and was not replaced and in 2012, the Saratoga shareholders sold their remaining Emeritus stock and are no longer entitled to elect a director. Assuming that all shares of common stock offered hereby by the AREA shareholders are sold in the offering, upon the completion of the offering, the AREA shareholders will no longer be entitled to elect a director.

PRICE RANGE OF COMMON STOCK

Emeritus common stock is traded on the NYSE under the symbol “ESC.” The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the NYSE.

	High	Low
Fiscal year ended December 31, 2010
First quarter	$20.77	$17.54
Second quarter	23.48	16.31
Third quarter	18.40	14.89
Fourth quarter	20.72	16.73

Fiscal year ended December 31, 2011
First quarter	25.90	18.91
Second quarter	25.89	19.75
Third quarter	22.40	13.71
Fourth quarter	18.61	13.64

Fiscal year ended December 31, 2012
First quarter	19.48	15.85
Second quarter	18.48	14.44
Third Quarter	21.85	16.03
Fourth Quarter	24.72	20.25

On March 12, 2013, the last sale price of our common stock as reported by the NYSE was $27.54. As of February 22, 2013 there were approximately 74 holders of record of our common stock, although there is a much larger number of beneficial owners.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock, and we currently expect to retain any future earnings to finance the operation and expansion of our business. Future dividend payments will depend on our financial condition, results of operations, capital expenditure plans, and other obligations and will be at the sole discretion of our board of directors. Certain of our existing leases and lending arrangements contain provisions that restrict our ability to pay dividends, and we anticipate that the terms of future leases and debt financing arrangements may contain similar restrictions. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION TABLE

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012.

Year Ended December 31, 2012
(in thousands except share amounts)
Cash and cash equivalents	$59,795

Long-term debt, including current portion	$1,608,317
Shareholders’ equity:
Preferred stock, par value $0.0001 per share, 20,000,000 shares authorized; no shares issued or outstanding	—
Common stock, par value $0.0001 per share, 100,000,000 shares authorized; 45,814,988 shares issued and outstanding (1)	5
Additional paid-in capital	839,511
Accumulated deficit	(628,093)

Total Emeritus Corporation shareholders’ equity	211,423

Total capitalization	$1,819,740

(1)	The table above does not include 4,401,418 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2012 under our equity incentive plans, or 221,882 shares of our common stock available for purchase as of December 31, 2012 under our Employee Stock Purchase Plan, and assumes there has been no exercise of the underwriter’s option.

SELLING SECURITYHOLDERS

The table below presents information regarding the selling shareholders and the shares that each such selling shareholder is offering under this prospectus supplement. Unless otherwise indicated, beneficial ownership is calculated based on 45,992,666 shares of our common stock outstanding as of March 4, 2013, which includes 77,500 shares of common stock to be issued upon the exercise of options by a selling shareholder in connection with this offering. The number of shares in the column “Shares of Common Stock Offered Under This Prospectus Supplement” represents all of the shares that each selling shareholder is offering under this prospectus supplement. The column “Shares of Common Stock Beneficially Owned After Offering” reflects the beneficial ownership of each selling shareholder after giving effect to this offering.

Except as noted in this “Selling Shareholders” section or disclosed under the headings entitled “Board of Directors and Corporate Governance” and “Transactions with Related Persons” in our Proxy Statement on Schedule 14A, which is incorporated by reference herein, no selling shareholder has had, within the past three years, any position, office or material relationship with us or any of our predecessors or affiliates.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Offered Under This Prospectus Supplement	Shares of Common Stock Beneficially Owned after Offering
Beneficial Owner	Number	Percent		Number	Percent
Apollo Real Estate Investment Fund III, L.P. (1)(2)(3)	3,455,496	7.5%	2,534,932	0	*
AP Summerville, LLC (1)(3)	920,564	2.0%	920,564	0	*
Apollo Real Estate Investment Fund IV, L.P. (3)(4)(5)	3,054,504	6.6%	3,010,449	0	*
AP Summerville II, LLC (3)(4)	44,055	*	44,055	0	*
B.F., Limited Partnership (6)	3,651,920	7.9%	700,000	2,951,920	6.4%
Columbia Pacific Opportunity Fund, L.P. (7)	252,800	*	252,800	0	*
Raymond R. Brandstrom (8)	754,075	1.6%	360,800	393,275	*
Cobb Family Trust (9)	1,320,502	2.9%	150,000	1,170,502	2.5%

*	Less than one percent.
(1)	Apollo Real Estate Advisors III, L.P. (“AREA III”) is the general partner of Apollo Real Estate Investment Fund III, L.P. (“AREIF III”), and Apollo Real Estate Capital Advisors III, Inc. (“ARECA III”) is the general partner of AREA III. Apollo Real Estate Management III, L.P. (“AREM III LP”) is the manager of AREIF III, and Apollo Real Estate Management III, Inc. (“AREM III Inc.”) is the general partner of AREM III LP. AREIF III is the sole member of AP Summerville, LLC (“AP Summerville”). Kronus Property III, Inc. (“Kronus III”) is the manager of AP Summerville. William Mack, Stuart Koenig and Richard Mack are the directors and executive officers of ARECA III and Lee Neibart, Stuart Koenig and Keith Kooper are the directors and officers of Kronus III, and as such may be deemed to have voting and dispositive power over the shares of common stock of Emeritus held by AREIF III and AP Summerville. Each of Messrs. Mack, Neibart, Koenig, Mack and Kooper disclaims beneficial ownership of any shares of common stock of Emeritus owned of record or beneficially owned by any of AREIF III, AP Summerville, AREA III, ARECA III, AREM III LP, AREM III Inc. or Kronus III, except to the extent of any pecuniary interest therein. The address of AREIF III and AP Summerville is c/o AREA Property Partners LP, Two Manhattanville Road, Suite 203, Purchase, New York 10577.
(2)	The shares of common stock shown as beneficially owned by AREIF III include the shares of common stock owned of record by AP Summerville. However, these shares are not included in the number of shares of common stock offered by AREIF III under this prospectus supplement.
(3)	Mr. Stuart Koenig, an Emeritus director, is also a director and a Vice President of ARECA III, AREM III Inc., Kronus III, ARECA IV, AREM IV Inc. and Kronus IV.
(4)

Apollo Real Estate Advisors IV, L.P. (“AREA IV”) is the general partner of Apollo Real Estate Investment Fund IV, L.P. (AREIF IV”), and Apollo Real Estate Capital Advisors IV, Inc. (“ARECA IV”) is the general partner of AREA IV. AREA Property Partners Administration LP (f/k/a Apollo Real Estate Management IV, L.P.) (“Administration LP”) is the manager of AREIF IV, and Apollo Real Estate Management IV, Inc. (“AREM IV Inc.”) is the general partner of Administration LP. AREIF IV is the sole member of AP Summerville II, LLC (“AP Summerville II”). Kronus Property IV, Inc. (“Kronus IV”) is the manager of AP Summerville II. William Mack, Stuart Koenig, Richard Mack and Keith Kooper, are the directors and executive officers of ARECA IV, and Lee Neibart, Stuart Koenig, and Keith Kooper are the directors and executive officers of Kronus IV, and as such may be deemed to have voting and dispositive power over the shares of common stock of Emeritus held by AREIF IV and AP Summerville II. Each of Messrs. Mack, Neibart, Koenig, Mack and Kooper disclaims beneficial ownership of any shares of common stock of Emeritus owned of record or beneficially owned by any of AREIF IV, AP Summerville II, AREA IV, ARECA IV, Administration LP, AREM IV Inc. or Kronus IV, except to the extent of any pecuniary interest therein. The address of AREIF IV and AP Summerville II is c/o AREA Property Partners LP, Two Manhattanville Road, Suite 203, Purchase, New York 10577.
(5)	The shares of common stock shown as beneficially owned by AREIF IV include the shares of common stock owned of record by AP Summerville II. However, these shares are not included in the number of shares of common stock offered by AREIF IV under this prospectus supplement.
(6)	The 3,651,920 shares of common stock beneficially owned by B.F., Limited Partnership (“BF”) are pledged as security for a loan. 700,000 of these shares are being released as security in connection with this offering. Columbia-Pacific Group, Inc. (“CPG”) is the general partner of BF, and is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons, Stanley L. Baty, who is a director of the Company, and Brandon D. Baty. Messrs. Baty are also each limited partners of BF. Messrs. Baty each disclaim beneficial ownership of the shares held by BF except to the extent of any pecuniary interest therein. The address of B.F., Limited Partnership is 1910 Fairview Avenue East, Suite 500, Seattle WA 98102.
(7)	Mr. Daniel R. Baty and Mr. Stanley L. Baty are managers and members of Columbia Pacific Advisors, LLC, a Washington limited liability company, which is the general partner of Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership. Messrs. Baty are also limited partners of Columbia Pacific Opportunity Fund, L.P. Messrs. Baty disclaim beneficial ownership of the reported securities except to the extent of any pecuniary interest therein. The address of Columbia Pacific Opportunity Fund, L.P. is 1910 Fairview Avenue East, Suite 201, Seattle WA 98102.
(8)	Mr. Raymond R. Brandstrom is the Vice Chairman of the board of directors of Emeritus and previously served as the Chief Financial Officer. The number of shares of common stock beneficially owned includes 127,500 shares issuable upon exercise of Mr. Brandstrom’s outstanding options as of March 4, 2013, 77,500 of which he is exercising in connection with this offering.
(9)	Cobb Family Trust, a revocable trust, is an affiliate of L. Granger Cobb, the Chief Executive Officer, President and a director of Emeritus. The number of shares of common stock beneficially owned includes shares of common stock held by Mr. Cobb (214,684 of which are unvested shares of restricted stock) and the Cobb Family Trust, as well as 617,500 shares issuable upon the exercise of outstanding options held by Mr. Cobb as of March 4, 2013.

UNDERWRITING (Conflicts of Interest)

The company, the selling shareholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase 7,973,600 shares of our common stock from the selling shareholders.

Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

Goldman, Sachs & Co. has an option to buy up to an additional 1,196,040 shares from us to cover sales by Goldman, Sachs & Co. of a greater number of shares than the total number set forth in the table above. It may exercise that option for 30 days.

The following tables show the per share and total underwriting discount and commission to be paid to Goldman, Sachs & Co. by the selling shareholders and the Company. Such amounts are shown assuming both no exercise and full exercise of Goldman, Sachs & Co.’s option to purchase 1,196,040 additional shares.

Paid by the Selling Shareholders
Per Share	$0.81
Total.	$6,458,616

Paid by the Company	No Exercise	Full Exercise
Per Share	$—	$0.81
Total.	$—	$968,792

Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount of up to $0.486 per share from the initial public offering price. After the initial offering of the shares, Goldman, Sachs & Co. may change the offering price and the other selling terms. The offering of the shares by Goldman, Sachs & Co. is subject to receipt and acceptance and subject to Goldman, Sachs & Co.’s right to reject any order in whole or in part.

The company and the selling shareholders and other parties have agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days on the part of the Company and its officers and directors that are not participating in the offering and 180 days on the part of the selling shareholders to the extent such selling shareholders continue to own shares of common stock following this offering after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which Goldman, Sachs & Co.’s option described above may be exercised. Goldman, Sachs & Co. may cover any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. Goldman, Sachs & Co. must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by Goldman, Sachs & Co. for its own account, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. Goldman, Sachs & Co. is not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Conflicts of interest

Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., has made loans to B.F., Limited Partnership, a selling shareholder in this offering, in an aggregate amount of $25 million. Interest on these loans accrues at market rates. The 3,651,920 shares of Emeritus common stock held by B.F., Limited Partnership are pledged as collateral for the loan, 700,000 of which will be released from the pledge and sold in the offering described in this prospectus supplement. B.F., Limited Partnership is controlled by Daniel R. Baty, Emeritus’ chairman, and his sons. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with these loans. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co. Goldman, Sachs & Co. is a member of FINRA and an underwriter in this offering. Because at least five percent of the net proceeds of this offering, not including underwriting compensation, will be paid to an affiliate of Goldman, Sachs & Co. by one of the selling shareholders as repayment of this outstanding loan, Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of FINRA. This offering will be conducted pursuant to all provisions of Rule 5121. Goldman, Sachs & Co. will not confirm sales to accounts over which it exercises discretionary authority without the prior written consent of the accountholder. A Qualified Independent Underwriter is not required for this offering because the securities being offered have a bona fide public market pursuant to Rule 5121(a)(1)(B).

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $610,000.

The company and the selling shareholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Goldman, Sachs & Co. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Goldman, Sachs & Co. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock, including the validity of the shares of common stock being offered hereby, will be passed upon for us by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the selling shareholders by Foster Pepper PLLC, Seattle, Washington and Morgan, Lewis & Bockius LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Emeritus Corporation and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states: “Emeritus Corporation acquired Nurse On Call, Inc. (“NOC”) on November 16, 2012, and management excluded from its assessment of the effectiveness of Emeritus Corporation’s internal control over financial reporting as of December 31, 2012; NOC’s internal control over financial reporting is associated with total assets of $150.2 million and total revenues of $19.5 million included in the consolidated financial statements of Emeritus Corporation and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Emeritus Corporation also excluded an evaluation of the internal control over financial reporting of NOC.”

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like Emeritus that file electronically with the SEC.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement from the SEC as described above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below into this prospectus supplement and the accompanying prospectus, and any future filings made by us with the SEC under

Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Current Reports on Form 8-K filed with the SEC on March 8, 2013 and March 11, 2013;

•	Our Definitive Proxy Statement filed with the SEC on March 19, 2012; and

•	The description of our common stock as set forth in our registration statement on Form 8-A, filed with the SEC on September 15, 2008.

We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we file with the SEC, unless otherwise specified in such report.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our investor relations department at our principal offices at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, or at (206) 298-2909.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus is modified or superseded for purposes of the prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus supplement and the accompanying prospectus.

PROSPECTUS

EMERITUS CORPORATION

Common Stock

Preferred Stock

Convertible Preferred Stock

Debt Securities

Convertible Debt Securities

Warrants

We may, from time to time, offer to sell common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants exercisable for common stock, preferred stock or convertible preferred stock. We refer to our common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities and warrants collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “ESC.” On March 4, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $28.84 per share.

Investing in our securities involves risk. Please see the sections entitled “Forward-Looking Information” and “Risk Factors” contained on pages 1 and 2 of this prospectus and in the applicable prospectus supplement, as well as documents which are incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) using the “shelf” registration process. Under this shelf registration process, we and certain securityholders may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or selling securityholders sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the applicable prospectus supplement. No limit exists on the aggregate amount of the securities we or selling securityholders may sell pursuant to the Registration Statement of which this prospectus is a part. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since these dates.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. We urge you to read carefully both this prospectus and the applicable prospectus supplement accompanying this prospectus, together with the information incorporated herein by reference and as described under the heading “Where You Can Find More Information,” before deciding whether to invest in any of the securities being offered. The terms “Emeritus,” “we,” “us,” and “our” refer to Emeritus Corporation and its subsidiaries, unless the context otherwise requires or where otherwise indicated.

ABOUT EMERITUS CORPORATION

Emeritus is an assisted living, Alzheimer’s and memory care service provider that operates residential style communities located throughout the United States. Through these communities, we provide a residential housing alternative for senior citizens who need help with the activities of daily living, with an emphasis on assisted living and personal care services. As of December 31, 2012, we owned 192 communities and leased 269 communities. We also provide management services to independent and related-party owners of assisted living communities. As of December 31, 2012, we managed 22 communities, of which nine are owned by joint ventures in which we have a financial interest.

We are incorporated in the State of Washington. Our principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, and our telephone number is (206) 298-2909. Our website is http://www.emeritus.com. The information contained on our website does not constitute part of this prospectus supplement and the accompanying prospectuses and should not be relied upon in connection with making an investment in our securities.

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They often includes words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “seek,” “should” or “will,” or the negative of those terms, or comparable terminology. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and analysis of Financial Condition and Results of Operations” incorporated herein by reference.

Any or all of our forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We expressly disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as in any prospectus supplement relating to this prospectus and other public filings with the SEC.

RISK FACTORS

An investment in our securities involves risk. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 4, 2013, and subsequent filings, as well as other information in this prospectus, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form S-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement

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about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus (other than information “furnished” under any current report or otherwise “furnished” to the SEC, unless otherwise stated) until the termination of the registration statement of which this prospectus is a part:

•	Our Annual Report on Form 10-K, filed on March 4, 2013, for the year ended December 31, 2012;

•	Our Definitive Proxy Statement filed on March 19, 2012;

•	Our Current Reports on Form 8-K, filed on March 8, 2013 and March 11, 2013; and

•

The description of our common stock as set forth in our registration statement on Form 8-A, which was filed on September 15, 2008, including any subsequent amendments or reports filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s web site as described above. You may also obtain copies of these documents, other than exhibits, free of charge by requesting them orally or in writing at our principal executive offices located at the following address:

Emeritus Corporation

Attn: Investor Relations Department

3131 Elliott Avenue Suite 500

Seattle, Washington 98121

(206) 298-2909

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered hereby. Unless otherwise indicated in the accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the securities to repay or refinance debt, to fund acquisitions, to purchase or redeem our outstanding securities or for general corporate purposes. However, we currently have no commitments or agreements regarding any such use of any net proceeds. Pending the use of net proceeds, we intend to invest these funds in investment-grade short-term interest bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes, preferred stock dividends, repurchase gains (losses) from less than 50%-owned affiliates, and fixed charges. Fixed charges include interest expense, including amortization of loan

3

costs, interest on capital and financing leases, and the estimated interest component of facility lease expense. The following table sets forth our ratios of earnings to fixed charges for each period indicated (unaudited):

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges (1)	1.05x	N/A	N/A	N/A	N/A

(1)	Earnings were inadequate to cover fixed charges by approximately $46.2 million, $55.5 million, $53.5 million and $99.5 million for the years ended December 31, 2011, 2010, 2009 and 2008, respectively. For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, we had no shares of preferred stock outstanding.
(2)	In accordance with generally accepted accounting principles in the U.S., the gain on the sale of our equity interest was not recognized in the consolidated statement of operations.

DESCRIPTION OF SECURITIES

We may offer shares of common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants. We will set forth in the accompanying prospectus supplement a description of the common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants that may be offered under this prospectus. The terms of the offering of securities, including the initial offering price and the net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the SEC under the Exchange Act, which are incorporated by reference.

PLAN OF DISTRIBUTION

We or any selling securityholder may sell our common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities and warrants from time to time on a continuous or delayed basis (i) to or through underwriters or dealers, (ii) through agents, (iii) directly to one or more purchasers or other persons or entities, (iv) through a combination of these methods, or (v) through other means. We will identify the specific plan of distribution, including any underwriters, dealers, agents or other purchasers, persons or entities and any applicable compensation, in a prospectus supplement or other appropriate filing.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, Perkins Coie LLP, Seattle, Washington, will opine as to the legality of the securities offered under this prospectus. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Emeritus Corporation and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment on the effectiveness of internal control over financial reporting as of December 31, 2012 have been

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incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states: “Emeritus Corporation acquired Nurse On Call, Inc. (“NOC”) on November 16, 2012, and management excluded from its assessment of the effectiveness of Emeritus Corporation’s internal control over financial reporting as of December 31, 2012; NOC’s internal control over financial reporting is associated with total assets of $150.2 million and total revenues of $19.5 million included in the consolidated financial statements of Emeritus Corporation and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Emeritus Corporation also excluded an evaluation of the internal control over financial reporting of NOC.”

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7,973,600 Shares

Emeritus Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.